Ambac Financial Group, Inc.

One State Street Plaza

New York, NY 10004

212.208.3355 Fax: 212.208.3558

akelly@ambac.com

Anne Gill Kelly

Managing Director, Corporate Secretary and Assistant General Counsel

August 25, 2010

Via Edgar Filing & Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:   Ambac Financial Group, Inc.

         Registration Statement on Form S-3 (File No. 333-158341)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ambac Financial Group, Inc. (the “Registrant”), on its own behalf, hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333- 158341) filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2009, together with all exhibits thereto (the “Registration Statement”). As a result of the Registrant not filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 by the required deadline, currently the Registrant is not eligible to issue securities pursuant to a registration statement on Form S-3.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid on its behalf to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use by the Registrant. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Thank you for your consideration, and if you have any questions on this matter, please contact me at 212-208-3355.

Sincerely,

AMBAC FINANCIAL GROUP, INC.

By:	/s/ Anne Gill Kelly
Anne Gill Kelly
Managing Director, Corporate Secretary and Assistant General Counsel